EXHIBIT 99.1

Quantum Biopharma Announces Advocate Against Naked Short Selling and Stock Manipulation, Kevin Malone Appointed as Board Advisor

TORONTO, April 22, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), is pleased to announce the appointment of Kevin Malone as an advisor to the Board of Directors. Mr. Malone brings a vast wealth of successful stock trading experience, especially in manipulated companies, from his years of wealth management.

About Mr. Kevin Malone

Mr. Malone is a 2nd generation financial advisor with over 40 years of family experience in wealth management. This combined with his deep entrepreneurial background he launched Malone Wealth in 2021. Mr. Malone focuses deeply on pattern recognition skills and data research to differentiate himself from other financial advisors.

His investment philosophy is based on rigorous research, disciplined risk management, and a long-term approach that seeks to maximize returns while minimizing risk. His Firm identifies undervalued assets and sectors while tactically rebalancing investments to unseen macro conditions.

Kevin has grown his following in communities fighting market corruption in recent years and wants to continue that fight forever. Kevin also started a charitable fund that he plans on using to get personal finance and financial literacy implemented into the US Public Education System. He believes Americans were always at a disadvantage when it comes to finance because they were never taught it. This is unacceptable to him, and he believes everyone should have the right to learn personal finance for free.

Zeeshan Saeed, CEO of Quantum BioPharma said, "We are thrilled and honored to welcome Kevin Malone as an advisor. His wealth of experience, especially in naked short squeeze strategies, will be an incredible addition to our team of experts fighting the banks and investors engaged in this type of stock trading activity and manipulation”.

Mr. Malone says, ”I’ve seen firsthand how naked short selling and the unlimited liquidity privileges granted to market makers can devastate my clients' investments. In 2021, when multiple brokerages removed the buy button on GameStop, I witnessed millions of dollars in client nest eggs and retirements vanish—simply because Wall Street got caught cheating. That moment changed everything for me. I committed to becoming a fiduciary who actively fights against market corruption. When I learned about Quantum’s mission and their work to cure MS, I immediately knew I wanted to be part of their fight. This is the kind of battle worth joining,”.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property. For more information visit www.quantumbiopharma.com.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of applicable Canadian securities law. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “believes”, “anticipates”, “expects”, “is expected”, “scheduled”, “estimates”, “pending”, “intends”, “plans”, “forecasts”, “targets”, or “hopes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “will”, “should” “might”, “will be taken”, or “occur” and similar expressions) are not statements of historical fact and may be forward-looking statements. The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company’s focus on the research and development of Lucid-MS to prevent and reverse myelin degradation; the Company’s Lucid-21-302 clinical development program in multiple sclerosis advancing towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company’s intention to retain 100% of the rights to develop products for pharmaceutical and medical uses; the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; Enterprise and Empire playing a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise being engaged by the Company for an indefinite period; the Agencies working with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health representing a tremendous revenue potential; Empire being engaged for a period of three months; the Agencies assisting the Company with its public relations strategy; rekvry™ fulfills an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff; the Company continuing to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company expects the RTD formulation to be available in Q1 2025; and LUCID-21-302 having a potentially expedited pathway to market.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: the Company’s assessment of market conditions, its ability to gain market share, and its potential competitive edge are accurate; the Company will have the ability to carry out its plans with respect to its new innovation and offerings, including its ability to conduct research and development of Lucid-MS; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will advance towards human phase-2 efficacy trials; Lucid-21-302 having an initial indication in multiple sclerosis; the Company will retain 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses; the Company will seek new business opportunities; the Company will increase efficiency in its processes and partnerships; the Company will have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; Enterprise and Empire will play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise will be engaged by the Company for an indefinite period after; the Agencies will work with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health will have a tremendous revenue potential; Enterprise will be assisting the Company with its public relations strategy; rekvry™ will fulfill an unmet need in healthcare settings, reducing the costs and burden on healthcare resources and staff; the Company will continue to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company’s RTD formulation will be available in Q1 2025; and LUCID-21-302 will have a potentially expedited pathway to market.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company’s inability to retain 100% of the rights to develop products for pharmaceutical or medical uses; the Company’s inability to enhance its product development capabilities and/or maintain a portfolio of strategic investments; the Company’s Lucid-21-302 clinical development program in multiple sclerosis will not advance towards human phase-2 efficacy trials; Lucid-21-302 not having an initial indication in multiple sclerosis; the Company will not have the ability to carry out its other goals and objectives the Company’s intention to maintain a portfolio of strategic investments through FSD Strategic Investments Inc.; the Agencies will not play a key role in assisting the Company to enhance its market awareness and foster productive, continuing dialogues with shareholders and other market participants; Enterprise will not be engaged by the Company for an indefinite period; the Agencies will not work with the Company to develop and implement a comprehensive public relations strategy designed to increase the Company’s visibility throughout the investment community; the Company’s approach to treatments in brain disorders and alcohol health will not have a tremendous revenue potential; Empire will not be engaged for the period of three months; the Agencies will not be assisting the Company with its public relations strategy; rekvry™ will not fulfill an unmet need in healthcare settings or reduce the costs and burden on healthcare resources and staff; the Company will not continue to execute on key growth initiatives and raise awareness for unbuzzd™ with a 360-degree marketing approach; the Company’s RTD formulation will not be available in Q1 2025; LUCID-21-302 will not have a potentially expedited pathway to market; and the risks discussed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, final short form base shelf prospectus dated December 22, 2023 and registration statement on Form F-3 containing a base shelf prospectus, each under the heading “Risk Factors”. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list is not exhaustive. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events, or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

The reader is urged to refer to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com